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                             April 30, 2024

       Sunil Mathew
       Senior Vice President and Chief Financial Officer
       Occidental Petroleum Corporation
       5 Greenway Plaza, Suite 110
       Houston, Texas 77046

                                                        Re: Occidental
Petroleum Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-09210

       Dear Sunil Mathew:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Financial Statements and Supplementary Data
       Note 16 - Geographic Areas and Industry Segments, page 112

   1. We note from your disclosure on page 3 that the midstream and marketing segment includes your
low-carbon ventures businesses (   OLCV   ) and that these businesses seek
                                                        not only to leverage
carbon management in your operations but also to    strategically
                                                        partner with other
industries to help reduce their emissions.    We further note disclosure
                                                        on page 44 that OLCV
provides services to third parties to facilitate the implementation of their CCUS projects and
that    OLCV is fostering emerging technologies, including DAC
                                                        and low-carbon power
sources, and other business models with the potential to position
                                                        Occidental as a leader
in the production of low-carbon energy and products.    Please
                                                        explain in sufficient
detail how you evaluated whether OLCV is considered a separate operating segment under
the guidance of FASB ASC 280-10-50. As part of your response, please address the
following:

                                                              If you do not
consider OLCV to be a separate operating segment, provide an analysis
 Sunil Mathew
Occidental Petroleum Corporation
April 30, 2024
Page 2
              to support your position in accordance with FASB ASC paragraphs 280-10-50-1 through 50-9.

                If you do consider OLCV to be a separate operating segment that you aggregate for reporting purposes into the midstream and marketing segment, provide an analysis to support your position that OLCV meets the aggregation criteria in FASB ASC paragraph 280-10-50-11.
Supplemental Oil and Gas Information
Oil and Gas Reserves, page 114

2. Tell us the quantity of reported reserves that are attributable to investments that are accounted for by the equity method and where they are reflected in your supplemental oil and gas reserve disclosure. Additionally, explain to us how your presentation takes into consideration the guidance in FASB ASC paragraph 932-235-50-8(c). Results of Operations, page 121

3. Footnote (b) to your presentation of results of operations indicates, in part, that revenues include income from equity investments. Explain to us how this presentation takes into consideration the guidance of FASB ASC paragraph 932-235-50-28.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer O'Brien at 202-551-3721 or Shannon Buskirk at 202-551-3717 if
you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or Brad Skinner at 202-551-3489 with questions about engineering comments.



FirstName LastNameSunil Mathew                                  Sincerely,
Comapany NameOccidental Petroleum Corporation
                                                                Division of
Corporation Finance
April 30, 2024 Page 2                                           Office of
Energy & Transportation
FirstName LastName